Exhibit 1.01

CONFLICT MINERALS REPORT OF THE COOPER COMPANIES, INC.

IN ACCORD WITH RULE 13 P -1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction

This Conflict Minerals Report (this “Report”) of The Cooper Companies, Inc. (together with its consolidated subsidiaries, “Cooper”, “we” or the “Company”) for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Numerous terms in this Report are defined in the Rule and the form of the Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission (the “Commission”) on August 22, 2012 for such definitions.

In accord with the Rule and pursuant to Form SD, to determine whether materials we sourced were “DRC conflict free”, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that either (1) we had reason to believe may have originated (or where we could not determine whether they originated) from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”) or (2) that may not have come from (or we could not determine whether they came from) recycled or scrap sources.

As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the Commission, this Report does not include an independent private sector audit of the Report.

Company and Product Overview

The Cooper Companies is a global medical device company which operates through two business units, CooperVision, Inc. and CooperSurgical, Inc.

CooperVision is a global manufacturer providing products for contact lens wearers. CooperVision develops, manufactures and markets a broad range of monthly, two-week and single-use contact lenses, featuring advanced materials and optics. CooperVision’s products are designed to solve vision challenges such as astigmatism and presbyopia, with a broad collection of spherical, toric and multifocal contact lenses.

CooperSurgical’s business services the health care market through a diversified portfolio of products and services focusing on women’s health, including fertility, diagnostics, and contraception. CooperSurgical products are used in medical office and surgical procedures primarily used by obstetricians and gynecologists (ob/gyns); and fertility products/equipment and genetic testing services used in fertility clinics and laboratories.

Design of Conflict Minerals Program

We designed our conflict minerals program to be in conformity, in material respects, with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, the “OECD Guidance”), recognized by the Commission as the only nationally or internationally-recognized due diligence framework (as required by Form SD), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser. We have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of our covered products contain any conflict minerals that originated from the Covered Countries or was from recycled or scrap sources.

Our conflicts minerals program consists of the five general steps:

1.	Establish company management systems.

•	We established a conflict minerals compliance team comprised of executives in our global supply chain, procurement, research and development, finance and legal departments to implement our conflict minerals program.

•	Our Code of Ethics and Business Conduct Policy requires all of our employees to take a proactive stance in complying with all laws and regulations applicable to us, and we are formalizing our internal policy that specifically addresses compliance with conflict mineral requirements.

•	We have established a supply chain system of controls and transparency designed to allow identification of the smelters and refiners in our supply chain, in part, through the use of the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative (“GeSI”) (the “EICC Template”), a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our products, and through other inquiries made with suppliers that supply products or materials to us that may contain conflict minerals.

•	We engaged with suppliers by learning more about their compliance with the Rule, communicating our commitment to refrain from purchasing any products that are not conflict free, and exchanging other information with them (for example, through the EICC Template, other inquiries and resulting due diligence efforts).

•	We maintain records relating to our conflict minerals program in accordance with our record retention guidelines

2.	Identify and assess risks in our supply chain.

•	Subject matter experts in our global supply chain, procurement and research and development departments collaborate to identify direct suppliers that supply products or materials to us that may contain conflict minerals.

•	We conduct a supply chain survey using the EICC Template, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products or materials they supply to us.

•	We follow up with direct suppliers that do not respond to the supply chain survey by a specified date requesting responses, and follow up with direct suppliers that have returned incomplete responses to the supply chain survey requesting additional information.

•	We compare smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the EICC/GeSI Conflict Free Smelter Program or other third-party audit program, which designations provide country of origin and due diligence information on the conflict minerals sourced by such facilities.

3.	Design and implement a strategy to respond to identified risks. We will continue to engage with our suppliers that are, or are unable to determine whether they are, supplying us with products or materials that are not conflict free to encourage them to establish an alternative conflict free source of conflict minerals within a reasonable time frame.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. We do not have a direct relationship with any conflict mineral smelters or refiners, and we do not perform direct audits of those entities that provide our upstream suppliers with products or materials from Conflict Countries. We rely upon and monitor the development of such global stakeholder initiatives intended to facilitate third party audits and certifications of smelters and refiners, such as the EICC/GeSI Conflict-Free Smelter Program.

5.	Report on supply chain due diligence. This report is publicly available on our website at: http://investor.coopercos.com/corporate-governance.cfm.

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it has been difficult to identify actors upstream from our direct suppliers. As a downstream purchaser of conflict minerals, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in the products, components and materials supplied to us, including sources of conflict minerals that are supplied to them from their upstream suppliers.

Following our conflict minerals program described above, for 2017 we identified 161 direct suppliers that supplied products or materials to us that may contain conflict minerals and sent to each of them a supply chain survey or made other inquiries in order to help evaluate conflict mineral risk in our supply chain. We received responses to the supply chain survey from 96% of the direct suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the EICC Template and responses that our direct suppliers received from their suppliers. We have worked directly with our direct suppliers to request and obtain revised responses and additional information. In addition, through our supplier engagement process, as well as reviewing supplier changes required as part of our quality management system and regulatory compliance processes, we continued to monitor our existing suppliers as to whether any changes in their manufacturing and supply chain would impact our assessment of risks to our supply chain.

Due Diligence Process and Results

Following our RCOI, we conducted a due diligence review of the source and chain of custody of the conflict minerals contained in our products. Our due diligence measures were designed to conform in all material respects with the framework in the OECD Guidance.

As part of this due diligence process, we reviewed the suppliers’ responses to the supply chain surveys and other inquiries discussed above against criteria developed to determine which responses required further engagement with the suppliers, including following up on untimely or incomplete responses. Certain of the responses to the surveys included the names of facilities listed by the suppliers as smelters or refiners. We do not have direct relationships with conflict mineral smelters or refiners and do not perform or direct audits of those entities within our supply chain. Accordingly, we asked the direct suppliers and the second-tier suppliers to confirm whether the facility was certified as conflict-free by one of the internationally-recognized validation schemes for conflict minerals smelters and refiner. In some cases, we also confirmed whether a smelter or refiner was conflict free. We undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that either (1) we had reason to believe may have originated (or where we could not determine whether they originated) from any Covered Countries or (2) that may not have come from (or we could not determine whether they came from) recycled or scrap sources.

The following is information regarding a smelter or refiner facility that was identified by one of our direct suppliers as possibly being a source of conflict minerals that may be present in products or materials that our direct suppliers sell to us:

Metal	Smelter or Refiner Facility Name	Country

Tin	Asahi Kasei Finechem Co., Ltd.*	Japan

*	We confirmed that this smelter or refiner has received a “conflict free” designation from the EICC / GeSI Conflict-Free Smelter Program as of January 19, 2018.

The large majority of the responses received either provided data at a company or divisional level or did not specify the smelters or refiners used for materials supplied to us. We are therefore unable to determine whether the smelters or refiners reported by certain suppliers processed conflict minerals in the materials supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	Continue to improve the transparency in the upstream chain of custody of conflict minerals in our supply chain.

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy.

•	Engage any of our suppliers found to be supplying us with conflict minerals that are not conflict free to establish an alternative source of conflict free conflict materials.

•	Update and refine, as needed, our internal policy that specifically addresses compliance with conflict mineral requirements and communicate our policy and expectations to our suppliers.